

January 29, 2013

<u>Via E-mail</u>
Anamaria Pruteanu
Chief Executive Officer
Powerstorm Capital Corp.
2321 Rosecrans Avenue
Suite 4265
El Segundo, CA 90245

> **Re:** **Powerstorm Capital Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed January 23, 2013**
> **File No. 333-184363**

Dear Ms. Pruteanu:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note your response to comment 1 from our letter dated November 5, 2012. In your response, you state that you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the JOBS Act. Please provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.

2. We note your response to comments 2 and 5 from our letter dated November 5, 2012, but maintain that the company is a shell company. Your financial statements reflect nominal operations and assets to date. We believe that the activities you have undertaken to date

constitute preparatory measures as opposed to operations. In this regard, we note your disclosure on page 19 that a significant portion of your expenses relate to audit and accounting fees incurred in connection with the preparation of your periodic reports. Therefore, clearly identify the company as a shell company and caution investors as to the highly illiquid nature of an investment in the company's shares. As SEC Release 33-8869 (2007) makes clear: Shareholders who receive shares from a shell company are considered underwriters. Throughout the prospectus identify your selling shareholders as underwriters and discuss the restrictions imposed on shell companies, including the unavailability of Rule 144 for resales of restricted securities.

In addition, please clarify that the shares being registered will be sold a fixed price for the duration of this offering. For example, we note the following inconsistent disclosure:

- The third paragraph on the prospectus coverpage states the shares "may be sold by selling security holders at a fixed price of $0.10 per share until our common stock is quoted on the OTC Bulletin Board ("OTCBB") and thereafter at a prevailing market prices or privately negotiated prices or in transactions that are not in the public market."
- The first paragraph in the Plan of Distribution section on page 15 states that "selling security holders may sell some or all of their shares at a fixed price of $0.10 per share until our shares are quoted on the OTCBB and thereafter at prevailing market prices or privately negotiated prices" and "sales by a selling security holder must be made at the fixed price of $0.10 until a market develops for the stock."

Prospectus Summary, page 1

3. We note your response to comment 6 from our letter dated November 5, 2012 and reissue in part. Please revise your disclosure to differentiate between services you currently provide to customers and services that are merely aspirational. Specifically, please tell us whether you currently have any written or oral agreements or arrangements to provide services to customers.

4. We note your response to comment 8 from our letter dated November 5, 2012. Please expand your disclosure to explain the phrase "permanent form of capital." In addition, please explain the phrase "[e]quity capital from an initial secondary public offering."

Plan of Operations, page 17

5. We note your response to comment 13 from our letter dated November 5, 2012. We also note your disclosure on page 20 that you will need to raise $250,000 in order to fund your operations for the next twelve months. Please revise your description of your business plan to specify your estimated costs to implement each part of your proposed business plan.

Executive Compensation, page 25

6. Update your executive compensation information for 2012.

You may contact Robert Shapiro, Staff Accountant, at (202) 551-3273 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney Advisor, at (202) 551-3268, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director